EXHIBIT 99.1

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A Development Stage Company)

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	F-5 - F-8

Condensed Interim Consolidated Statements of Cash Flows	F-9 - F-10

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-11 - F-21

- - - - - - - - - - - - - - - - - - - -

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2009	2008
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$6,412	$14,370
Short-term bank deposit	4	9,076	840
Marketable securities	5	1,194	426
Trade receivables		31	-
Other accounts receivable and prepaid expenses		736	290
Current assets of discontinued operation		-	631

Total current assets		17,449	16,557

SEVERANCE PAY FUND		75	131
OTHER ACCOUNTS RECEIVABLE		606	-
PROPERTY AND EQUIPMENT, NET		1,177	1,243
ASSETS OF DISCONTINUED OPERATION		-	2,214

		1,858	3,588

Total assets		$19,307	$20,145

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		June 30,	December 31,
	Note	2009	2008
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of capital lease and long-term bank loan		$45	$54
Trade payables		983	664
Other accounts payable and accruals		1,390	1,214

Total current liabilities		2,418	1,932

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease		21	43
Convertible loan	6	1,500	750
Deferred revenue	1g3	1,928	228
Accrued severance pay		107	520
Liabilities of discontinued operations		-	572

Total long-term liabilities		3,556	2,113

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS' EQUITY :
Share capital:	8
Ordinary shares of NIS 0.01 par value: 17,578,370 shares authorized at June 30, 2009 and December 31, 2008; 14,369,814 and 12,367,303 shares issued at June 30, 2009 and December 31, 2008, respectively, and 14,174,443 and 12,171,932 shares outstanding at June 30, 2009 and December 31, 2008, respectively		32	27
Additional paid-in capital		67,295	61,025
Other comprehensive income		-	3
Deficit accumulated during the development stage		(53,994)	(44,955)

Total shareholders' equity		13,333	16,100

Total liabilities and shareholders' equity		$19,307	$20,145

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Period from March 9, 2000 (date of inception) through June 30,
	2009	2008	2009	2008	2009
	Unaudited		Unaudited		Unaudited

Revenues	$31	$-	$14	$-	$31

Cost of revenues	305	-	167	-	305

Gross loss	274	-	153	-	274

Operating expenses:
Research and development, net	3,117	4,571	1,432	2,182	31,321
Marketing and business development	2,299	945	1,435	434	9,017
General and administrative	1,499	1,725	749	896	12,025

Total operating expenses	6,915	7,241	3,616	3,512	52,363

Operating loss	7,189	7,241	3,769	3,512	52,637
Financial expenses (income), net	18	334	30	185	(1,316)

Loss from continuing operations	7,207	7,575	3,799	3,697	51,321

Net loss from discontinued operations	1,832	-	1,621	-	2,673

Net loss	$9,039	$7,575	$5,420	$3,697	$53,994

Basic and diluted loss per Ordinary share of continuing operation	$0.56	$0.63	$0.28	$0.31

Basic and diluted loss per Ordinary share of discontinuing operation	$0.14	$-	$0.12	$-

Basic and diluted loss per Ordinary share	$0.70	$0.63	$0.40	$0.31

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share	12,880,557	11,929,689	13,581,036	11,939,107

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of March 9, 2000 (date of inception)	-	-	-	$-	$-	$-	$-	$-	$-	$-

Issuance of shares, net	2,522,496	-	-	6	34	-	-	-	-	40
Net loss	-	-	-	-	-	-	-	-	(145)	(145)

Balance as of December 31, 2000	2,522,496	-	-	6	34	-	-	-	(145)	(105)
Issuance of shares, net in July-December 2001	38,421	-	-	*) -	153	-	-	-	-	153
Treasury shares	(195,371)	-	-	*) -	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(367)	(367)

Balance as of December 31, 2001	2,365,546	-	-	6	187	-	-	-	(512)	(319)
Exercise of stock options	10,184	-	-	*) -	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	196	-	-	(196)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	72	-	72
Forfeiture of options granted to employees	-	-	-	-	(6)	-	-	6	-	-
Net loss	-	-	-	-	-	-	-	-	(1,582)	(1,582)

Balance as of December 31, 2002	2,375,730	-	-	6	377	-	-	(118)	(2,094)	(1,829)
Issuance of series A Preferred shares, net in July 2003	-	535,084	-	1	2,652	-	-	-	-	2,653
Conversion of convertible loan to series A Preferred shares in October 2003	-	621,835	-	2	2,689	-	-	-	-	2,691
Exercise of warrants to series A Preferred shares	-	180,850	-	*) -	660	-	-	-	-	660
Exercise of stock options	37,816	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	174	-	-	(174)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	177	-	177
Forfeiture of options granted to employees	-	-	-	-	(22)	-	-	22	-	-
Expenses related to warrants granted to non-employees	-	-	-	-	194	-	-	-	-	194
Net loss	-	-	-	-	-	-	-	-	(2,305)	(2,305)

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

Issuance of series B Preferred shares, net in September 2004	-	265,747	-	1	1,394	-	-	-	-	1,395
Issuance of Ordinary shares in May 2004	56,914	-	-	*) -	-	-	-	-	-	-
Exercise of stock options	17,033	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	239	-	-	(239)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	92	-	92
Forfeiture of options granted to employees	-	-	-	-	(25)	-	-	25	-	-
Receipts on account of shares	-	-	-	-	-	493	-	-	-	493
Expenses related to shares and warrants granted to non-employees	-	-	-	-	52	-	-	-	-	52
Net loss	-	-	-	-	-	-	-	-	(2,982)	(2,982)

Balance as of December 31, 2004	2,487,493	1,603,516	-	10	8,384	493	-	(215)	(7,381)	1,291

Issuance of series B Preferred shares, net in February 2005	-	392,087	-	1	2,164	(493)	-	-	-	1,672
Conversion of shareholders loan to series B Preferred shares	-	20,802	-	*) -	122	-	-	-	-	122
Exercise of stock options	55,394	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	32	-	-	(32)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	124	-	124
Forfeiture of options granted to employees	-	-	-	-	(16)	-	-	16	-	-
Cost related to shares and warrants granted to non-employees	-	-	-	-	161	-	-	-	-	161
Cost related to warrants granted as finders' fee	-	-	-	-	138	-	-	-	-	138
Expenses related to accelerations of vesting of stock options	-	-	-	-	12	-	-	-	-	12
Net loss	-	-	-	-	-	-	-	-	(5,843)	(5,843)

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	-	(107)	(13,224)	(2,323)

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	(107)	(13,224)	(2,323)

Conversion of convertible loan into series B Preferred shares	-	1,033,382	-	2	6,228	-	-	-	6,230
Issuance of series C Preferred shares, net	-	1,822,422	-	4	13,292	-	-	-	13,296
Exercise of warrants to purchase series B Preferred shares in April 2006	-	76,395	-	*) -	447	-	-	-	447
Exercise of stock options	11,148	-	-	*) -	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	59	-	59
Issuance of shares to non-employee	9,240	-	-	*) -	61	-	-	-	61
Unrealized gain from marketable securities	-	-	-	-	-	3	-	-	3
Cancellation of restricted Ordinary shares	(1,581)	-	-	*) -	-	-	-	-	-
Compensation related to shares and warrants granted to non-employees	-	-	-	-	177	-	-	-	177
Stock based compensation to employees	-	-	-	-	756	-	-	-	756
Net loss	-	-	-	-	-	-	-	(7,607)	(7,607)

Balance as of December 31, 2006	2,561,694	4,948,604	-	17	31,958	3	(48)	(20,831)	11,099

Conversion of Ordinary shares into Ordinary A shares	(2,159,126)	-	2,159,126	-	-	-	-	-	-
Adjustment from conversion into Ordinary shares	-	306,962	(306,962)	-	-	-	-	-	-
Conversion into Ordinary shares in March 2007	7,107,730	(5,255,566)	(1,852,164)			-	-	-	-
Issuance of Ordinary shares, net of $4,180 issuance cost in March 2007	4,312,500	-	-	10	25,998	-	-	-	26,008
Exercise of stock options	83,999	-	-	*) -	41	-	-	-	41
Exercise of warrants	3,947	-	-	*) -	*) -	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	33	-	33
Forfeiture of options granted to employees	-	-	-	-	(15)	-	15	-	-
Stock based compensation to non-employees	-	-	-	-	155	-	-	-	155
Stock based compensation to employees	-	-	-	-	847	-	-	-	847
Unrealized gain from hedging activities	-	-	-	-	-	83	-	-	83
Net loss	-	-	-	-	-	-	-	(14,661)	(14,661)

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	-	(35,492)	23,605

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deficit accumulated during the development stage	Total

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	(35,492)	23,605

Exercise of stock options	31,527	-	-	*) -	33	-	-	33
Issuance of shares in July 2008	229,661	-	-	*) -	1,000	-	-	1,000
Stock based compensation to non-employees	-	-	-	-	70	-	-	70
Stock based compensation to employees	-	-	-	-	938	-	-	938
Realized loss from hedging activities	-	-	-	-	-	(83)	-	(83)
Net loss	-	-	-	-	-	-	(9,463)	(9,463)

Balance as of December 31, 2008	12,171,932	-	-	27	61,025	3	(44,955)	16,100

Exercise of stock options	2,511	-	-	*) -	-	-	-	* ) -
Issuance of shares, net of $570 issuance cost in June 2009	2,000,000	-	-	5	5,725	-	-	5,730
Stock based compensation to non-employees	-	-	-	-	31	-	-	31
Stock based compensation to employees	-	-	-	-	514	-	-	514
Realized loss from marketable securities	-	-	-	-	-	(3)	-	(3)
Net loss	-	-	-	-	-	-	(9,039)	(9,039)

Balance as of June 30, 2009 (unaudited)	14,174,443	-	-	$32	$67,295	$-	$(53,994)	$13,333

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Period from March 9, 2000 (date of inception) through June 30,
	2009	2008	2009
	Unaudited		Unaudited
Cash flows from operating activities:
Net loss	$(9,039)	$(7,575)	$(53,994)
Loss from discontinued operations	1,832	-	2,673

Loss from continuing operation	(7,207)	(7,575)	(51,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	143	141	1,219
Foreign currency adjustments and bank loans	4	(20)	(45)
Amortization of discount on convertible loan	-	-	405
Interest on short-term bank deposit	(6)	(2)	(160)
Modification of convertible loan	-	-	360
Income related to embedded derivative	-	-	(236)
Capital loss on sale of property and equipment	3	-	58
Accrued severance pay, net	(357)	6	32
Stock-based compensation to employees	514	434	3,624
Stock-based compensation to non-employees	31	52	978
Decrease in marketable securities	-	(4)	(151)
Capital loss (gain) from sale of marketable securities	3	-	(5,637)
Impairments of investments in marketable securities	-	631	5,640
Increase in trade receivable	(31)	-	(31)
Increase in other accounts receivable and prepaid expenses	(1,052)	(97)	(1,345)
Increase (decrease) in trade payables	319	(10)	1,169
Increase in deferred revenues	1,700	-	1,928
Increase (decrease) in other accounts payable and accruals	(212)	(187)	806

Net cash used in operating activities from continuing operation	(6,148)	(6,631)	(42,707)
Net cash used in operating activities from discounted operation	380	-	440

Net cash used in operating activities	(5,768)	(6,631)	(42,267)

Cash flows from investing activities:
Purchase of property and equipment	(81)	(135)	(2,525)
Proceeds from sale of property and equipment	1	-	63
Increase in bank deposits	(8,230)	-	(8,916)
Purchase of marketable securities and long-term investments	(1,194)	(8,530)	(78,865)
Proceeds from sale of marketable securities and long-term investments	420	14,034	77,820
Sale of Parkway	(35)	-	(35)

Net cash provided by (used in) investing activities from continuing operation	(9,119)	5,369	(12,458)
Net cash used in investing activities from discontinued operation	(12)	-	(2,127)

Net cash provided by (used in) investing activities	(9,131)	5,369	(14,585)

Cash flows from financing activities:
Repayment of capital lease	(26)	(147)	(372)
Proceeds from short-term bank loan	-	-	3
Receipt of long-term bank loan and capital lease	-	-	583
Repayment of long-term bank loan	(9)	(9)	(118)
Issuance of convertible loan	750	-	9,892
Shareholders loans, net	-	-	148
Increase in deferred issuance costs	-	-	(1,270)
Issuance of shares, net	6,118	-	53,168
Exercise of warrants and options	-	33	1,181
Increase in deferred issuance cost	-	(115)	-

Net cash provided by (used in) financing activities from continuing operation	6,833	(238)	63,215
Net cash provided by financing activities from discounted operation	24	-	49

Net cash provided by (used in) financing activities	6,857	(238)	63,264

Increase (decrease) in cash and cash equivalents	(8,042)	(1,500)	6,412
Cash and cash equivalents at beginning of period	(*) 14,454	13,590	-

Cash and cash equivalents at end of period	$6,412	$12,090	$6,412

(*) Includes cash and cash equivalents of discontinued operations of $ 84.
The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Period from March 9, 2000 (date of inception) through June 30,
		2009	2008	2009
		Unaudited		Unaudited

Supplemental disclosure:

(a)	Non-cash transactions:

	Conversion of convertible loan	$-	$-	$6,230

	Issuance of shares	$-	$-	$1,061

	Issuance cost	$388	$-	$388

(b)	Cash paid during the year:

	Income taxes	$20	$56	$183

	Interest	$-	$2	$20

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Rosetta Genomics Ltd. (the "Company") commenced operations on March 9, 2000. The Company develops microRNA-based diagnostic and therapeutic products. The Company is focused on developing and commercializing these products, establishing strategic alliances with leading biotechnology and pharmaceutical companies, and establishing and maintaining a strong intellectual property position in the microRNA field.

b.
The Company has a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to expand the research, development and the business development of the Company in the U.S.

c.	On March 2, 2007, the Company consummated an initial public offering (the "IPO") on The NASDAQ Global Market and issued an aggregate of 4,312,500 Ordinary shares for net proceeds of $ 26,000.

d.	The Company's accumulated deficit during the development stage totaled $ 53,994 for the period from March 9, 2000 (date of inception) to June 30, 2009.

The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and additional financing until profitability is achieved.

e.	Acquisition of Parkway Clinical Laboratories, Inc. ("Parkway"):

On July 22, 2008 ("the closing date"), the Company, through its subsidiary Rosetta Genomics Inc., acquired all of the issued and outstanding capital stock of a company in the U.S., Parkway Clinical Laboratories Inc. ("the Parkway transaction").

Parkway is a national, full-service Clinical Laboratories Improvement Amendments ("CLIA") certified clinical laboratory service company, which specializes in oral drug screening in the workplace environment and genetics testing services. Parkway provides services to correctional facilities, health systems, rehabilitation centers, corporations and individuals. Parkway operates a laboratory, for which it bills facilities, third party payers and individuals on a fee-for-service basis.

The consideration included: (i) $ 1,900 in cash, (ii) the issuance of 229,661 Ordinary shares of the Company equal in value to $ 1,000, and (iii) issuing expenses of $ 207.

Parkway became a wholly-owned subsidiary of the Company, and accordingly, its results of operations have been included in the consolidated financial statements since the closing date.

This acquisition was accounted for under the purchase method of accounting, in accordance with SFAS 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Working capital	$(71)
Property and equipment, net:	86
Intangible assets:
Backlog	193
CLIA certification	144
Goodwill	2,755

Net assets acquired	$3,107

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In accordance with SFAS No. 142, the Company performed an annual assessment of goodwill impairment as of December 31, 2008 for the laboratory services segment. This was undertaken due to certain indicators of impairment such as a decline in fair value of publicly traded competitive companies the Company's recent operating results and the determination in 2008 that goodwill has been impaired. The Company performed the impairment analysis based on estimated discounted future cash flow. As a result of this analysis, the Company determined that goodwill impairment related to the laboratory services had occurred and recognized a non-cash impairment charge of $ 850.

f.	Sale of Parkway:

Subsequent to obtaining the CLIA certification for the Company's laboratory in Philadelphia, Pennsylvania, on May 18, 2009, the Company sold Parkway, in a management buy-out for up to a maximum amount of $ 2,500, to be paid as a fixed percentage of revenues (15%) over six years and minimum price of $ 750. According to SFAS 160 "Noncontrolling Interests in Consolidated Financial Statements" the Company calculated the fair value of future consideration by using discounted estimate of future cash receipt. The fair value of the estimated future consideration in the amount of $ 759 was recorded as a receivable of which $ 153 was recorded as short term receivables and $ 606 was recorded as long term receivables. As a result of the transaction the controlling interests over Parkway was transferred to the buyer as well as all risks. Accordingly, the Company has no future liabilities or obligation related to Parkway. The Company recorded as a result of the transaction a loss in the first six months of 2009, in the amount of $ 1,832.

The following table sets forth the loss from discontinued operations of Parkway in the amount of $ 1,832 as of the six months ended June 30, 2009:

Unaudited

Fair value of estimated future consideration:	$759
Investment in Parkway as of May 18, 2009
Working capital	(143)
Property and equipment, net	58
Intangible assets:
Backlog	36
CLIA certification	144
Goodwill	1,905

Capital loss	1,241
Operating loss	591

Loss from discontinued operations	$1,832

Parkways results have been classified as discontinued operations for all presented periods.

According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held-for-sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the Company met the criteria for reporting discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

g.	1.	License and collaboration agreement with Prometheus:

On April 10, 2009, the Company entered into a license and collaboration agreement (the "License Agreement") with Prometheus Laboratories Inc. ("PL") under which the Company agreed to exclusively license and sublicense to PL certain rights related to the Company's microRNA-based cancer diagnostic tests: miRview™ mets, miRview™ squamous and miRview™ meso ("Cancer Diagnostics Products"), including the rights to certain software developed by the Company and related to the miRview ™ mets product. The Company also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostics Products and to develop two new microRNA-based gastroenterology tests ("GI Products"). Under the License Agreement, PL has the exclusive right to develop and commercialize the Cancer Diagnostics Products and the GI Products in the U.S. The License Agreement also gives PL a right of first negotiation to take a license for certain diagnostic tests or products that are under development by the Company.

PL will contribute to a development fund that will be used to further develop the Cancer Diagnostic Products and to develop the GI Products. In addition, PL will pay the Company additional amounts upon reaching certain publication requirements for the Cancer Diagnostic Products and achieving certain product profiles for the GI Products. The Company is also entitled to receive certain payments upon the achievement of commercial milestones. The total amount potentially payable to the Company under these provisions is $ 17,000.

The Company is also entitled to royalties on the sale of the Cancer Diagnostic Products and the GI Products, subject to reductions in certain instances.

The License Agreement will terminate upon the later of the expiration or abandonment of the last licensed patent to expire or become abandoned, or, if a licensed product involves certain sublicensed technical information, until the end of such additional period as is required under the applicable upstream license. PL can terminate the License Agreement (either entirely or as to one or more licensed products) by providing six months' written notice to the Company.

2.	Prometheus stock purchase agreement:

On April 10, 2009, the Company entered into a stock purchase agreement with PL (the "Purchase Agreement"). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 2,000,000 Ordinary shares of the Company ("the Shares") at a price of $ 4.00 per share in a private placement transaction. Under the terms of the Purchase Agreement, so long as PL or its affiliates continue to hold at least 50% of these shares, PL is entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, PL has the right to participate in future offerings of the Company's securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Under the terms of the Purchase Agreement, the Company is also required to prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-3 (the "registration statement") covering the resale of the shares. The registration statement should be filed within 45 days from the closing date and should be declared effective within 90 days of the closing date if it is not reviewed by the SEC or within 180 days of the closing date if it is reviewed by the SEC. If the registration statement is not declared effective within the required timeframe, the Company will be required to pay liquidated damages equal to 1% of the aggregate purchase of the shares for each month that effectiveness is delayed, up to a maximum of 8% of the aggregate purchase price. The registration statement was filed on June 12, 2009.

3.
As a result of the stock purchase agreement and the license and collaboration agreement detailed above, the Company received $ 8,000 out of which an amount of $ 5,730 was recorded as shareholders' equity (net of issuance cost of $ 570) and $ 1,700 was recorded as deferred revenue.

NOTE 2:-	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2009, are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

The condensed consolidated balance sheet at December 31, 2008, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2008, included in the Company's Annual Report on Form 20-F, filed with the SEC on June 30, 2009.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

a.
The significant accounting policies applied in the financial statements of the Company as of December 31, 2008, are applied consistently in these financial statements except for the adoption of FASB Staff Position ("FSP") FAS No. 115-2 and FAS No. 124-2," Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP 115-2 and FSP 124-2" or "FSP") (see 3b below).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.
In April 2009, the Financial Accounting Standards Board ("FASB") issued FSP, No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" (the "FSPs"). The FSPs are intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSPs apply to fixed maturity securities only and require separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. Upon adoption of the FSPs, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The adoption of these FSPs had no material impact on the Company's consolidated financial position, results of operations or cash flows.

c.	Impact of recently issued Accounting Standards:

1.
In June 2009, the FASB issued Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"), and authorized the Codification as the sole source for authoritative U.S. GAAP. SFAS 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009. Once it's effective, it will supersede all accounting standards in U.S. GAAP, aside from those issued by the  SEC. SFAS 168 replaces SFAS No. 162 to establish a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standards Codification.

2.
At the 23 September 2009 meeting, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (EITF 08-1). EITF 08-1 updates the existing multiple-element revenue arrangements guidance currently included in the Accounting Standards Codification (ASC) at 605-25,1 which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21).

The revised guidance provides for two significant changes to the existing multiple element revenue arrangements guidance. The first relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. Together, these changes are likely to result in earlier recognition of revenue for multiple-element arrangements than under previous guidance. EITF 08-1 also significantly expands the disclosures required for multiple-element revenue arrangements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The revised multiple-element revenue arrangements guidance will be effective for the first annual reporting period beginning on or after 15 June 2010, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. The Company is currently evaluating the impact that the adoption of EITF 08-1 could have on the Company's financial statement.

NOTE 4:-	SHORT-TERM BANK DEPOSIT

Short-term bank deposits are with maturities of more than three months from deposit day but less than one year. The deposits are in dollars and are presented at their cost, including accrued interest. The deposits bear interest at rates between 0.5%- 2.25% annually.

NOTE 5:-	MARKETABLE SECURITIES

As of June 2009 and December 2008, the Company holds $ 1,194 and $ 426 in marketable securities, respectively, designated as available-for-sale.

Accordingly, the balance of these available-for-sale securities as of December 2008 is stated at fair value, with realized gains and losses reported in accumulated other comprehensive income (loss).

	Cost	Realized gains	Market value
	Unaudited

Available-for-sale:

June 30, 2009:
Trust fund	$1,194	$-	$1,194

December 31, 2008:
U.S. Government Securities	$423	$3	$426

Proceeds from maturity and sales of available-for-sale securities during six months ended June 30, 2009 were $ 420.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	CONVERTIBLE LOANS

On September 24, 2008, the Company signed a convertible note agreement with private investors ("Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofuels. The Company intends to establish a separately operated business unit by forming a wholly owned Israeli subsidiary to be named Rosetta Green Ltd. ("RG"). Under the agreement the Purchasers may purchase convertible notes in an amount up to $ 2,500. The notes will convert to RG Ordinary shares nominal value NIS 0.01, once RG is established as is obtained by dividing the principal amount of the note by a price per RG share reflecting a fully-diluted pre-money valuation of RG equal to $ 5,000. If RG is not established the Notes shall convert into Ordinary shares of the Company at a price per share reflecting the average of the closing prices over the five consecutive trading days ending on the last trading day prior to the date of conversion, such purchase price shall not be lower than $ 2.00 per share. Up to $ 1,250 was to be paid at the closing and up to $ 1,250 was to be paid upon satisfaction of the first of two milestones. The Company plans to establish the green energy project during 2010.

In September 2008, the Company issued a convertible loan in a principal amount of $ 750.

On March 11, 2009, the Company received the second milestone payment of an additional $ 750 from the private investors.

The convertible loan is a hybrid instrument that contains an embedded conversion option to the Company's Ordinary shares or RG's Common shares, depending on the formation of RG, as detailed above. The embedded conversion option was separated from the host contract and accounted for a derivative under FAS 133. According to EITF 00-19 the derivative was classified as a liability and was measured at fair value.

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 840 until 2029. During the six months ended June 30, 2009 and the year ended December, 31, 2008 the Company paid fees in the amount of $ 0, $ 40, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use. During the six months ended June 30, 2009, the Company accrued fees due to the grant of a sublicense under this agreement in the amount of $ 16.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 543 until 2022. During the six months ended June 30, 2009 and the year ended December, 31, 2008, the Company paid fees in the amount of $ 13 and $ 0, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

During the six months ended June 30, 2009, the Company accrued fees due to the grant of a sublicense under this agreement in the amount of $ 322.

c.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the aggregate minimum royalties over the term of this agreement will be approximately $ 2,250 until 2032. During the six months ended June 30, 2009 and the year ended December 31, 2008, the Company paid fees in the amount of $ 0 and $ 15, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

d.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration of this license, the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 293 until 2022. During the six months ended June 30, 2009 and the year ended December, 31, 2008, the Company paid fees in the amount of $ 19 and $ 22, respectively, under this agreement. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have an alternative future use.

e.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate maintenance fees over the term of this agreement will be approximately $ 630 until 2029. During the six months ended June 30, 2009 and the year ended December, 31, 2008, the Company paid fees in the amount of $ 35, $ 51, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.
In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration of this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 420 until 2029. During the six months ended June 30, 2009, the Company did not pay any fees and during the year ended December, 31, 2008, the Company paid initiation fees in the amount of $ 40 to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

g.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development work which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. consumer price Index.

As of June 30, 2009, the Company had received $ 429 from BIRD, which was offset against research and development expenses. As of June, 30 2009, no liability was recorded since the Company did not reach technological feasibility for this project.

NOTE 8:-	STOCK-BASED COMPENSATION

During the first quarter of 2009, the Company granted options to purchase 32,000 Ordinary shares, at an exercise price of $ 2.23 per share, and the Company issued 2,511 Ordinary shares under its stock option and purchase plans for an aggregate consideration of $ 0. Options totaling 30,006 shares with a weighted average exercise price of $ 5.16 were forfeited during the first quarter of 2009, primarily reflecting departures of employees. Options to purchase 1,421,311 Ordinary shares were outstanding at March 31, 2009. During the comparable period of 2008, the Company granted options to purchase 15,000 Ordinary shares, at an exercise price of $ 5.70 per share, and the Company issued 22,653 Ordinary shares under its stock option and purchase plans for an aggregate consideration of $ 26. Options totaling 19,280 Ordinary shares with a weighted average exercise price of $ 4.89 were forfeited or expired during the first quarter of 2008, reflecting departures of employees. Options to purchase 854,174 Ordinary shares were outstanding at March 31, 2008.

During the second quarter of 2009, the Company granted options to purchase 11,000 Ordinary shares, at an exercise price of $ 2.91 per share. Options totaling 26,442 shares with a weighted average exercise price of $ 4.63 were forfeited during the second quarter of 2009, primarily reflecting departures of employees. Options to purchase 1,405,869 Ordinary shares were outstanding at June 30, 2009. During the comparable period of 2008, the Company granted options to purchase 137,800 Ordinary shares, at an exercise price of $ 4.16 per share, and the Company issued 8,874 Ordinary shares under its stock option plans for an aggregate consideration of $ 7.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	STOCK-BASED COMPENSATION (Cont.)

Options totaling 15,078 shares with a weighted average exercise price of $ 2.59 were forfeited or expired during the second quarter of 2008, reflecting departures of employees. Options to purchase 968,022 Ordinary shares were outstanding at June 30, 2008.

A summary of the Company's stock option activity and related information for the six months ended June 30, 2009, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at January 1, 2009	1,421,828	$4.07
Granted	43,000	$2.40
Exercised	(2,511)	$-
Forfeited	(56,448)	$4.91

Outstanding at June 30, 2009	1,405,869	$4.03	5.69

Exercisable at June 30, 2009	841,473	$3.59	6.51

A summary of the Company's stock option activity and related information for the three months ended June 30, 2009, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding at April 1, 2009	1,421,311	$4.07
Granted	11,000	$2.91
Exercised	-	$-
Forfeited	(26,442)	$4.63

Outstanding at June 30, 2009	1,405,869	$4.03	5.69

Exercisable at June 30, 2009	841,473	$3.59	6.51

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	STOCK-BASED COMPENSATION (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:

	Six months ended June 30,		Three months ended June, 30
	2009	2008	2009	2008
	Unaudited		Unaudited

Research and development cost	$133	$85	$70	$59
Marketing and business development expenses	162	94	60	44
General and administrative expenses	219	255	121	170

Total stock-based compensation expense	$514	$434	$251	$273

The following table sets forth the total stock-based compensation expense resulting from stock options granted to non-employees included in the Company's consolidated statement of operations:

	Six months ended June 30,		Three months ended June, 30
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Research and development cost	$31	$52	$17	$22

Total stock-based compensation expense	$31	$52	$17	$22

The assumptions used in the model for options granted for employees during the six and three months ended June 30, 2009 and 2008 were as follows:

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008

Dividend yield	0%	0%	0%	0%
Expected volatility	75%	85%	75%	85%
Risk-free interest	2.71%	3.69%	2.81%	3.73%
Expected life	6.25 years	6.25 years	6.25 years	6.25 years

- - - - - - - - - - - - - - - - - - -